China Pediatric Pharmaceuticals, Inc.

Striving to be the #1 brand of pediatric medicines in China

OTCBB: CPDU

September, 2010



CPDU
CPDU Listed OTCBB
China Pediatric Pharmaceuticals, Inc.

Safe Harbor Statement

This presentation contains certain statements that may be deemed to be "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future, including, without limitation, statements about its business or growth strategy, future operating results of the Company, capital expenditures, expansion and growth opportunities, bank borrowings, financing activities and other such matters, are forward-looking statements. Although the Company believes that its expectations stated in this presentation are based on reasonable assumptions, actual results may differ from those projected in the forward-looking statements. For a more detailed discussion of risk factors, please refer to the Prospectus and other quarterly and annual filings periodically filed with the SEC at www.sec.gov

Please note that this presentation was created as of the date listed, and reflects management views as of that date. The Company undertakes no obligation to update information contained herein.



Children's health is the major concern of the whole society and every family!

The safest healthcare is needed for Children's healthy growth ！

This is what we are doing ！



It is our responsibility and dream that we

take care of the healthy growth of 300 million children in China!

China Pediatric Pharmaceuticals, Inc. (OTCBB: CPDU)

- China Pediatric Pharmaceuticals, Inc. (OTCBB: CPDU) is a leading manufacturer and distributor of prescription and OTC conventional & traditional Chinese medicines primarily for the treatment of common children's ailments and diseases

- Large portfolio of products including pain relief, anti-inflammatory, anti-bacteria, infection, digestion, diarrhea and fever, cold remedies, and vitamins, etc

- Brand equity: Cooer, Qingsongling, Xianzhi series

- Products are distributed through territory agents who sell them directly to local pharmacies

- Revenue growth of 68.5% CAGR '06-'09 to $16.6m in 2009 from $3.5m in 2006

- Established in 1998 headquartered in Xi'an, 141 full time employees

  - 2004: Factory received GMP certification
  - 2006: Launch of Cooer Brand
  - 2009: OTCBB Listed
  - 2010: Filed NASDAQ application



Net Income

$mm

46.9% '06-'09 CAGR

- 2006: $0.8
- 2007: $3.0
- 2008: $2.6
- 2009: $2.5
- LTM 6/30/10: $3.7

(1) Excluding $483,138 of stock based compensation YTD 6/30/10.



CPDU
CPDU Listed OTCBB
China Pediatric Pharmaceuticals, Inc.

Large & Growing OTC Pediatric Market

Growing Addressable Market

China Pediatric Drug Sales



Unite:USDbillion

$5.8 (2010) → $9.8 (2015), 11.3% CARG '10-'15

Average Annual Per Capita Medical Expenditures for 1-14 y. o. Children



USD

$37.0 (China 2008) → $100.0 (China 2020), Potential Upside

Positive Trends

- China is the largest and is the fastest growing pharmaceutical market in the Asian-Pacific region with annual growth rate of over 10%

- With 11% of the annual growth rate, China market is the fastest growing OTC market in the world

- Average annual growth rate of pediatric OTC market of 11.6% over the past 6 years exceeds the whole pharmaceutical market

- High growth potential driven by rapid development of the Chinese economy, rising consumer income and concerns for children's health



(1): Source: Southern Medicine Economic Research Institute (the affiliate of State Food and Drug Administration)

Cooer





- Focusing on pediatric medicine, our leading series of pediatric products spans 16 OTC products including cold 4 are conventional and 12 TCM, for treatment Anti-cold, Anti-diarrheal, extra-nutrition, Digestion, Antibiotics, Anti-tussive, totally six categories

- Developed after substantial market research

- Possess our own brand and proprietary technology

CPDU
CPDU Listed OTCBB
China Pediatric Pharmaceuticals, Inc.

Diversified Product Portfolio

Xianzhi Series



- This prescription drug is patented and is a treatment for adult bronchitis and asthmatic diseases

- Kechuanqing tablet with Chinese national patent

Qingsongling Series



- 9 OTC products including 4 Western and 5 TCM

- Mainly the household medicines in common use in rural areas in Western and Middle China

CPDU
CPDU Listed OTCBB
China Pediatric Pharmaceuticals, Inc.

Sales Volume by Product Line

Volume (% of total) by Product

FY 2008



Qingsongling series 38%

Cooer series 55%

Xianzhi series 7%

$14.7mm Sales

FY 2009



Qingsongling series 22%

Cooer series 74%

Xianzhi Series 4%

$16.6mm Sales

Business Model: Focusing on Market and Channel


R & D Institutes
Manufacture 60%
In-House producers
OEM Producers
Manufacture 40%
Quality Control
Demonstration
Unified
Quality
Standard
CPDU
CPDU Listed OTCBB
China Pediatric Pharmaceuticals,Inc.
Service Center
Exclusive
Territory
Distribution
Agents
Distributors
Customers

- Leverage the R&D institutes to quickly develop market-oriented products at low cost
- Leverage the OEM medicine producers to manufacture high-quality products with low capital investment
- 15 Exclusive Territory Distribution Agents
- Provide after-sales services to customers to help control the sales network and grasp the latest sales and market information

CPDU
CPDU Listed OTCBB
China Pediatric Pharmaceuticals,Inc.

Growth Opportunities

Organic Growth

- Brand Improvement：
    - Improve the brand awareness of existing products
- Increase number of products
    - Improve existing products: formulas, packaging
    - Line extensions in same category
    - Brand extensions into new related categories
- Increase number of agents
    - Increase from Regional to National Distribution

Acquisitions

- Company with good pediatric medicine products；
- Company with better improved marketing network ；
- Leading or potential leading company in pediatric medicine segment market ；
- Company that manufacture good pediatric medicine raw materials.

CPDU
CPDU Listed OTCBB
China Pediatric Pharmaceuticals, Inc.

Experienced Management with Industry Expertise

Name	Title	Experience
Jun Xia	Chairman, President & CEO	• Founded CPDU and built the Company to its current level • Director of Shaanxi Pharmaceuticals Association • Bachelor of Economics from China Northwest University
Jing Fu	Vice President	• Over 10 years of working experience in the pharmaceutical industry • Former senior manager in Pharmaceuticals Joint Venture • School of Pharmacy of Shenyang Pharmaceutical University
Jianlong Yuan	Vice President	• In charge of Sales and Marketing • Used to work in several famous pharmaceutical public companies in China • Has good experience and sales team
Minggang Xiao	CFO	• Expert in financial policies • Former financial manager of Shaanxi Xinchuang Investment Management Co. • Bachelor of Accounting from Xi'an Industrial University
Li Juan Feng (Angel)	VP, Corporate Affairs	• Joined in the company in 2006 • Northwestern Polytechnic University

CPDU
CPDU Listed OTCBB
China Pediatric Pharmaceuticals, Inc.

Income Statement

Selected Income Statement Items

$mm, FYE 12/31	2006	2007	2008	2009	LTM 6/30/10	CAGR '06-'09	YTD 6 Months 6/30/09	YTD 6 Months 6/30/10
Revenues	$3.5	$11.9	$14.7	$16.6	$22.6	68.5%	$7.1	$13.2
y-o-y growth		*243.6%*	*23.3%*	*13.0%*	-			*85.0%*
EBITDA	**1.0**	**3.3**	**3.5**	**3.7**	**5.8**	[1] **56.5%**	**2.2**	**4.4**
y-o-y growth		*250.2%*	*4.1%*	*5.1%*	-			*99.3%*
EBITDA Margin	*27.6%*	*28.1%*	*23.7%*	*22.1%*	*25.7%*		*30.6%*	*33.0%*
EBIT	0.8	3.0	3.0	3.2	4.9	[1] 59.9%	2.0	3.7
Margin	*22.8%*	*25.5%*	*20.7%*	*19.5%*	*21.8%*		*27.5%*	*27.7%*
Net Income	**$0.8**	**$3.0**	**$2.6**	**$2.5**	**$3.7**	46.9%	**$1.6**	[1] **$3.1**
Margin	*23.1%*	*25.6%*	*17.7%*	*15.3%*	*16.2%*		*22.2%*	*23.8%*
Diluted EPS	-	-	$0.31	$0.29	$0.39		$0.19	$0.31
y-o-y growth				*(6.4%)*	-			*63.2%*

(1) Adjusted for $483,138 stock based compensation YTD 6/30/10.

CPDU
CPDU Listed OTCBB
China Pediatric Pharmaceuticals, Inc.

Strong Balance Sheet

Selected Balance Sheet Items

$mm, FYE 12/31

	2009	2010 6/30/10
Assets		
Cash and cash equivalents	$0.9	$6.6
Accounts receivable	5.7	6.4
Inventory	0.9	2.1
Prepaid expenses	4.2	4.7
Total current assets	11.7	21.3
Property & equipment, net	0.8	0.8
Goodwill & Intangible Assets	2.5	2.3
Total Assets	**$15.0**	**$24.3**
Current Liabilities		
Accounts payable	0.3	0.7
Accrued expenses and other payables	1.6	2.5
Trade deposit received	0.0	0.0
Short-term bank loan	0.4	0.4
VAT and Income taxes payable	0.5	0.4
Total Current Liabilities	$2.8	$4.0
Total Stockholders' Equity	**$12.2**	**$20.3**
Total Liabilities & Shareholder's Equity	**$15.0**	**$24.3**

CPDU
CPDU Listed OTCBB
China Pediatric Pharmaceuticals,Inc.

Investment Highlights

Growing Market

- Large and rapidly growing OTC medicine market
- Attractive growing niche categories with large consumer demand
- Highly responsive to investment, focus and product innovation

Management Team

- Experienced management team with proven track record
- Viable vision and strategy

Product Portfolio

- Large portfolio of products including anti-inflammatory, diarrhea and fever, cold and cough remedies, and vitamins, etc.
- 48 nationally approved applications with 3 primary branded product series

Business Model

- Viable, market oriented and highly scalable business model
- Outsourced manufacturing and other non core functions
- Cooperation with top class research institutions on R&D

High growth Financial Performance

- Strong revenue growth and cash flow generation
- EBITDA margin of 22% with high conversion to cash flow
- High margins and virtually no capex

CPDU
CPDU Listed OTCBB
China Pediatric Pharmaceuticals, Inc.

China Pediatric Pharmaceuticals, Inc. (OTCBB: CPDU)

This is us – a professional and rapidly developing company which develops, manufactures and markets Chinese pediatric medicines.

We believe that we will become the No.1 brand of Chinese pediatric medicine in the spirit of “providing professional services for children, creating future value"!



库儿

Thanks！

Feel free to contact us:

Us Phone No.: 408 318 0907 China Phone No.: 86 139 913 46026

Email:ir@chinapediatricpharma.com



CPDU
CPDU Listed OTCBB
China Pediatric Pharmaceuticals,Inc.